FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Fourth Quarter and Year Ended December 31, 2007, dated February 21, 2008	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: February 21, 2008

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Grace Zhao

NetEase.com, Inc.

gracezhao@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Fourth Quarter and Fiscal Year 2007

Unaudited Financial Results

(Beijing – February 21, 2008) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2007.

William Ding, Chief Executive Officer and Director of NetEase stated, “As fiscal 2007 drew to a close, peak concurrent users for Fantasy Westward Journey hit an all-time high allowing us to conclude the year on a decidedly positive note. We believe that the ongoing diversification in our product offerings, including an intensified focus on item-based games and exploration of strategic licensing opportunities, will allow us to attract a larger array of game players and further solidify our leading position in the Chinese MMORPG market in 2008 and beyond.”

Mr. Ding continued, “We are pleased with our improved content and successful integration of our email and blog services, allowing us to retain and grow traffic on the NetEase websites, while providing a solid platform to enhance our advertising revenues. As the world turns its attention to Beijing during the 2008 Olympic Games, we remain focused on capturing domestic market share and building capacity to capitalize on our enhanced marketing initiatives related to our advertising service business.”

Fourth Quarter 2007 Financial Results

Total revenues for the fourth quarter of 2007 were RMB622.1 million (US$85.3 million), compared to RMB571.1 million (US$78.3 million) and RMB540.3 million (US$74.1 million) for the preceding quarter and the fourth quarter of 2006, respectively.

Revenues from online games were RMB507.0 million (US$69.5 million) for the fourth quarter of 2007, compared to RMB468.7 million (US$64.2 million) and RMB451.6 million (US$61.9 million) for the preceding quarter and the fourth quarter of 2006, respectively.

Revenues from advertising services were RMB98.1 million (US$13.4 million) for the fourth quarter of 2007, compared to RMB85.5 million (US$11.7 million) and RMB72.1 million (US$9.9 million) for the preceding quarter and the fourth quarter of 2006, respectively.

Revenues from wireless value-added services and others were RMB17.0 million (US$2.3 million) for the fourth quarter of 2007, compared to RMB16.9 million (US$2.3 million) and RMB16.6 million (US$2.3 million) for the preceding quarter and the fourth quarter of 2006, respectively.

Gross profit for the fourth quarter of 2007 was RMB488.0 million (US$66.9 million), compared to RMB441.9 million (US$60.6 million) and RMB456.7 million (US$62.6 million) for the preceding quarter and the fourth quarter of 2006, respectively. The quarter-over-quarter increase in gross profit was primarily driven by higher game and advertising revenues reported for the fourth quarter of 2007. The increase in online games revenues resulted in part from the full-quarter contribution of Westward Journey Online III which was commercially launched in mid-September. Higher revenues were also reported for Fantasy Westward Journey and Westward Journey Online II as a result of the October National Holiday week and the December Christmas season, which are usually peak usage periods for online game players in China. The year-over-year increase in gross profit was primarily attributable to the continued growth in revenues from Fantasy Westward Journey during the fourth quarter of 2007, which experienced a new record high number of peak concurrent users of approximately 1.5 million during that quarter. Higher advertising revenues were reported for the fourth quarter of 2007 in comparison to the preceding quarter and the same period of 2006 primarily due to the Company’s continuing improvements to its online content and successful integration of its email and blog services, which resulted in increased traffic and created premium ad spaces on screens when users log on for such services.

Gross margin for the online game business for the fourth quarter of 2007 was 90.7%, compared to 89.4% and 90.3% for the preceding quarter and the fourth quarter of 2006, respectively. The quarter-over-quarter increase was primarily due to higher game revenues reported for the fourth quarter of 2007, while related costs were stable. The year-over-year gross margin ratios remained relatively stable.

Gross margin for the advertising business for the fourth quarter of 2007 was 52.0%, compared to 54.0% and 50.5% for the preceding quarter and the fourth quarter of 2006, respectively. The quarter-over-quarter decrease was primarily driven by higher staff-related and content costs during the fourth quarter of 2007. The year-over-year increase was primarily attributable to higher revenues reported for the fourth quarter of 2007, which outpaced the growth in related costs during the period.

Gross loss margin for the wireless value-added services and others business for the fourth quarter of 2007 was 19.5%, compared to 33.3% and 18.9% for the preceding quarter and the fourth quarter of 2006, respectively. The quarter-over-quarter decrease was primarily due to the continued rationalization of operational costs associated with the Company’s wireless value-added services business in the fourth quarter of 2007. The year-over-year increase in gross loss margin was mainly due to higher miscellaneous cost of revenues related to that business incurred during the fourth quarter of 2007.

Total operating expenses for the fourth quarter of 2007 were RMB152.8 million (US$21.0 million), compared to RMB179.0 million (US$24.5 million) and RMB123.9 million (US$17.0 million) for the preceding quarter and the fourth quarter of 2006, respectively. The quarter-over-quarter decrease was primarily driven by increased spending on the advertising and marketing promotion of

Westward Journey Online III and Fantasy Westward Journey during the third quarter of 2007, which was reduced in the fourth quarter. The year-over-year increase was mainly due to higher marketing spending to promote Westward Journey Online III and Fantasy Westward Journey and higher staff-related cost as a result of an increase in research and development headcount during the fourth quarter of 2007.

Net profit for the fourth quarter of 2007 totaled RMB389.8 million (US$53.4 million), compared to RMB260.2 million (US$35.7 million) and RMB320.2 million (US$43.9 million) for the preceding quarter and the fourth quarter of 2006, respectively. In December 2007, the Company received a reinvestment incentive tax refund of RMB29.9 million (US$4.1 million), which helped reduce the Company’s income tax expense for the fourth quarter of 2007. In addition, new corporate income tax laws went into effect as of January 1, 2008 which unify the tax rate generally applicable to domestic and foreign-invested enterprises in China. As the Chinese tax authorities have not yet announced detailed regulations on the applicable requirements and procedures to apply for preferential tax treatment as a high and new technology enterprise and the continued application of a preferential tax rate for the advanced technology enterprise, such as those that have been enjoyed by certain PRC subsidiaries of the Company through 2007, the Company is required under applicable accounting standards to report its deferred tax assets as of December 31, 2007 at the new statutory income tax rate of 25%. The reporting of deferred tax assets at the new statutory income tax rate resulted in a tax benefit of approximately RMB42.0 million (US$5.8 million) for the fourth quarter of 2007. It is expected that the Company will report a higher tax charge in the future quarter if and when confirmation is received from the Chinese tax authorities that such preferential tax treatments will be allowed to continue for the relevant terms, as a result of a reduction to the deferred tax assets to reflect the lower preferred tax rates.

NetEase reported basic and diluted earnings per American depositary share (ADS) of US$0.44 and US$0.41 for the fourth quarter of 2007, respectively. The Company reported basic and diluted earnings per ADS of US$0.29 and US$0.27 and US$0.35 and US$0.32 for the preceding quarter and the fourth quarter of 2006, respectively.

Fiscal Year 2007 Financial Results

Total revenues for fiscal year 2007 were RMB2.31 billion (US$316.1 million), compared to RMB2.22 billion (US$304.0 million) for the preceding year. Revenues from online games were RMB1.93 billion (US$264.9 million) for fiscal 2007, compared to RMB1.86 billion (US$254.4 million) for preceding fiscal year. Revenues from advertising services were RMB305.1 million (US$41.8 million) for fiscal 2007, compared to RMB285.8 million (US$39.2 million) for the preceding fiscal year. Revenues from wireless value-added services and others were RMB68.0 million (US$9.3 million) for fiscal 2007, compared to RMB75.4 million (US$10.3 million) for the preceding fiscal year. Gross profit for fiscal 2007 was RMB1.80 billion (US$246.5 million), compared to RMB1.78 billion (US$244.4 million) for the preceding fiscal year. The increased gross profits for fiscal year 2007 were primarily due to higher revenues reported for Fantasy Westward Journey in fiscal year 2007.

Total operating expenses for fiscal 2007 were RMB592.2 million (US$81.2 million), compared to RMB503.2 million (US$69.0 million) for the preceding fiscal year. Higher operating expenses for fiscal 2007 were primarily due to increased marketing costs to promote Westward Journey Online III and Fantasy Westward Journey, as well as higher staff-related costs due to an increase in headcount for the online games research and development team.

Net profit for fiscal 2007 totaled RMB1.26 billion (US$173.3 million), compared to RMB1.24 billion (US$170.4 million) for the preceding fiscal year. In 2007, the Company received reinvestment incentive tax refunds of RM54.4 million (US$7.5 million), which reduced the Company’s income tax expense for fiscal 2007. In addition, as mentioned above, the reporting of deferred tax assets at the new statutory income tax rate resulted in a tax benefit of approximately RMB42.0 million (US$5.8 million).for the fourth quarter of 2007. NetEase reported basic and diluted earnings per ADS of US$1.40 and US$1.31 for fiscal 2007, respectively. The Company reported basic and diluted earnings per ADS of US$1.32 and US$1.22 for the preceding fiscal year, respectively.

Other Information

As of December 31, 2007, the Company’s total cash and time deposit balance was RMB4.16 billion (US$570.1 million), compared to RMB3.94 billion (US$539.8 million) as of December 31, 2006. As previously announced, the Company had obtained a revolving loan facility, which was taken out to enable the Company at its discretion to fund any redemption requests made by the holders of its zero coupon convertible subordinated notes in accordance with the terms of those notes during a period from May 17, 2007 to July 31, 2008. In December 2007, the Company cancelled such facility with the bank prior to its expiration. As a result of the termination of the loan facility, the related restriction on the Company’s cash balance was removed on December 31, 2007, and the outstanding convertible notes as of December 31, 2007 were classified as current liabilities.

Cash flow generated from operating activities was approximately RMB426.6 million (US$58.5 million) for the fourth quarter of 2007, compared to RMB339.2 million (US$46.5 million) and RMB531.5 million (US$72.9 million) for the preceding quarter and the fourth quarter of 2006, respectively.

On July 2, 2007, the Company’s Board authorized a share repurchase program of up to US$120 million of the Company’s outstanding ADSs. As of December 31, 2007 the Company had spent in aggregate a total purchase consideration of approximately US$35.7 million (including transaction costs). The share repurchase program will end on July 1, 2008.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.2946 on December 31, 2007 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2007, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this release is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2007 is still in progress. In addition, because an audit of our internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representation as to the effectiveness of those internal controls as of the end of fiscal 2007.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a conference call at 8:00 pm Eastern Time on Wednesday, February 20, 2008, (Beijing/Hong Kong Time: 9:00 am, Thursday, February 21, 2007). Chief Executive Officer William Ding, Acting Chief Financial Officer Onward Choi, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 800-240-6709 (international: 303-262-2140), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-405-2236 (international 303-590-3000), and entering pass code 11108212#. The replay will be available through March 6, 2008 Easter Time.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item-based games and exploration of strategic licensing opportunities; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2007	December 31, 2007

	RMB	RMB	USD(Note 1)
Assets

Current assets:
Cash	1,206,476,526	2,482,820,821	340,364,218
Time deposits	2,731,396,687	1,675,813,944	229,733,494
Accounts receivable, net	131,724,899	166,727,514	22,856,293
Prepayments and other current assets	33,913,350	45,143,728	6,188,650
Deferred tax assets	25,674,468	65,787,113	9,018,605

Total current assets	4,129,185,930	4,436,293,120	608,161,260

Non-current assets:
Non-current rental deposits	3,353,209	3,033,171	415,810
Property, equipment and software, net	224,207,833	183,471,666	25,151,710
Prepayment for land use right	—	26,956,800	3,695,446
Investment in an associated company	—	1,948,958	267,178
Deferred tax assets	5,502,361	19,060,225	2,612,923
Other long-term assets	11,458,497	14,895,441	2,041,982

Total non-current assets	244,521,900	249,366,261	34,185,049

Total assets	4,373,707,830	4,685,659,381	642,346,309

Liabilities and Shareholders’ Equity

Current liabilities:
Zero-coupon convertible subordinated notes due July 15, 2023	—	641,778,908	87,980,000
Accounts payable	105,555,248	89,143,868	12,220,529
Salary and welfare payables	54,924,038	68,653,742	9,411,584
Taxes payable	95,476,498	92,438,670	12,672,205
Deferred revenue	385,720,720	354,966,697	48,661,571
Deferred tax liabilities	3,391,754	—	—
Accrued liabilities	31,340,217	29,844,067	4,091,255

Total current liabilities	676,408,475	1,276,825,952	175,037,144

Long-term payable:
Zero-coupon convertible subordinated notes due July 15, 2023	780,253,918	—	—
Other long-term payable	11,377,256	10,200,000	1,398,295

Total long-term payable	791,631,174	10,200,000	1,398,295

Total liabilities	1,468,039,649	1,287,025,952	176,435,439

Shareholders’ equity	2,905,668,181	3,398,425,631	465,882,383

Minority interests	—	207,798	28,487

Total liabilities and shareholders’ equity	4,373,707,830	4,685,659,381	642,346,309

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Q uarter Ended				Year Ended
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007

	RMB	RMB	RMB	USD(Note 1)	RMB	RMB	USD(Note 1)
Revenues:
Online game services	451,586,343	468,651,024	506,968,240	69,499,114	1,856,062,971	1,932,634,947	264,940,497
Advertising services	72,087,480	85,478,302	98,055,630	13,442,222	285,772,653	305,057,556	41,819,641
Wireless value-added services and others	16,632,276	16,946,709	17,026,320	2,334,099	75,406,121	68,018,461	9,324,495

Total revenues	540,306,099	571,076,035	622,050,190	85,275,435	2,217,241,745	2,305,710,964	316,084,633
Business taxes	13,823,672	(23,420,856)	(25,761,100)	(3,531,530)	(52,882,275)	(92,424,200)	(12,670,222)

Total net revenues	554,129,771	547,655,179	596,289,090	81,743,905	2,164,359,470	2,213,286,764	303,414,411

Total cost of revenues	(97,406,648)	(105,710,714)	(108,270,695)	(14,842,581)	(381,298,181)	(415,453,046)	(56,953,506)

Gross profit	456,723,123	441,944,465	488,018,395	66,901,324	1,783,061,289	1,797,833,718	246,460,905

Operating expenses:
Selling and marketing expenses	(36,825,961)	(83,189,695)	(59,767,163)	(8,193,343)	(170,142,691)	(235,318,304)	(32,259,247)
General and administrative expenses	(49,976,139)	(48,276,202)	(44,341,316)	(6,078,649)	(179,879,602)	(176,178,740)	(24,151,940)
Research and development expenses	(37,112,476)	(47,515,112)	(48,724,456)	(6,679,524)	(153,162,158)	(180,734,713)	(24,776,508)

Total operating expenses	(123,914,576)	(178,981,009)	(152,832,935)	(20,951,516)	(503,184,451)	(592,231,757)	(81,187,695)

Operating profit	332,808,547	262,963,456	335,185,460	45,949,808	1,279,876,838	1,205,601,961	165,273,210
Other income (expenses):
Investment income	102,885	116,843	114,007	15,629	340,721	474,446	65,041
Interest income	22,661,439	29,194,435	31,733,301	4,350,246	94,364,852	112,599,994	15,436,075
Other, net	1,283,947	(12,164,815)	(30,144,109)	(4,132,387)	280,670	(51,975,334)	(7,125,179)

Profit before tax	356,856,818	280,109,919	336,888,659	46,183,296	1,374,863,081	1,266,701,067	173,649,147
Income tax	(37,026,868)	(19,946,757)	52,868,775	7,247,659	(132,485,543)	(2,689,309)	(368,671)

Profit after tax	319,829,950	260,163,162	389,757,434	53,430,955	1,242,377,538	1,264,011,758	173,280,476
Minority interests	400,046	—	74,364	10,194	400,046	74,364	10,194

Net profit	320,229,996	260,163,162	389,831,798	53,441,149	1,242,777,584	1,264,086,122	173,290,670

Earnings per share, basic	0.10	0.09	0.13	0.02	0.38	0.41	0.06

Earnings per ADS, basic	2.52	2.13	3.21	0.44	9.61	10.24	1.40

Earnings per share, diluted	0.09	0.08	0.12	0.02	0.36	0.38	0.05

Earnings per ADS, diluted	2.34	1.99	3.01	0.41	8.91	9.55	1.31

Weighted average number of ordinary shares outstanding, basic	3,180,435,508	3,053,681,518	3,033,153,746	3,033,153,746	3,231,832,008	3,086,451,412	3,086,451,412

Weighted average number of ADS outstanding, basic	127,217,420	122,147,261	121,326,150	121,326,150	129,273,280	123,458,056	123,458,056

Weighted average number of ordinary shares outstanding, diluted	3,425,090,889	3,261,550,487	3,240,836,099	3,240,836,099	3,498,405,110	3,307,538,379	3,307,538,379

Weighted average number of ADS outstanding, diluted	137,003,636	130,462,019	129,633,444	129,633,444	139,936,204	132,301,535	132,301,535

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended				Year Ended
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007
	RMB	RMB	RMB	USD(Note 1)	RMB	RMB	USD(Note 1)
Cash flows from operating activities:
Net profit	320,229,996	260,163,162	389,831,798	53,441,149	1,242,777,584	1,264,086,122	173,290,670
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	26,202,590	24,019,586	26,752,268	3,667,407	78,370,029	99,110,799	13,586,872
Share-based compensation cost	23,055,508	26,072,433	22,060,172	3,024,178	101,286,676	95,428,175	13,082,029
(Reversal) provision for doubtful debts	4,316,554	1,067,169	(228,892)	(31,378)	7,487,619	(5,334,898)	(731,349)
Amortization of issuance cost of convertible notes	—	—	—	—	4,331,016	—	—
Loss on disposal of property , equipment and software	59,986	696,754	38,711	5,307	586,254	830,169	113,806
Write-off of property , equipment and software	2,024,936	—	—	—	13,663,387	—	—
Non-cash exchange (gains) losses	(1,344,778)	11,262,944	30,229,825	4,144,137	584,612	50,891,073	6,976,541
Share of loss by minority interests	(400,046)	—	(74,364)	(10,194)	(400,046)	(74,364)	(10,194)
Net equity share of loss from an associated company	—	199,941	351,101	48,132	—	551,042	75,541
Others	—	—	—	—	—	278,324	38,155
Changes in operating assets and liabilities:
Accounts receivable	(18,262,206)	(16,898,211)	(28,797,530)	(3,947,787)	(69,580,977)	(29,756,151)	(4,079,203)
Prepayments and other current assets	31,760,833	2,411,864	19,140,543	2,623,933	(13,921,921)	(16,535,100)	(2,266,756)
Deferred tax assets	(5,934,365)	2,060,348	(45,969,165)	(6,301,808)	(5,744,969)	(40,112,645)	(5,498,951)
Deferred tax assets—non-current	(5,502,361)	(5,356,345)	(11,939,153)	(1,636,711)	(5,502,361)	(13,557,864)	(1,858,617)
Accounts payable	39,050,562	(12,339,449)	4,839,436	663,427	45,117,500	945,594	129,629
Salary and welfare payables	13,764,854	(10,472,826)	25,160,475	3,449,192	9,411,771	13,216,566	1,811,829
Taxes payable	12,922,506	9,217,774	11,798,902	1,617,484	23,434,362	(2,750,313)	(377,034)
Deferred revenue	81,097,799	39,167,706	(14,094,607)	(1,932,197)	154,049,749	(30,754,023)	(4,215,999)
Deferred tax liabilities	(1,082,291)	—	—	—	(549,100)	(3,391,754)	(464,968)
Accrued liabilities	9,563,582	7,941,122	(2,499,785)	(342,690)	10,707,608	(3,168,330)	(434,339)

Net cash provided by operating activities	531,523,659	339,213,972	426,599,735	58,481,581	1,596,108,793	1,379,902,422	189,167,662

Cash flows from investing activities:
Purchase of property , equipment and software	(33,496,300)	(16,472,855)	(13,885,112)	(1,903,478)	(142,513,502)	(71,515,551)	(9,803,903)
Proceeds from sale of property, equipment and software	—	10,320	25,434	3,487	148,076	55,675	7,632
Prepayment for land use right	—	—	—	—	—	(26,956,800)	(3,695,446)
Investment in an associated company	—	(2,500,000)	—	—	—	(2,500,000)	(342,719)
Net cash received upon closure of VIE	—	(1,217,831)	—	—	—	(1,217,831)	(166,950)
Transfer from restricted cash	—	—	761,580,600	104,403,339	—	—	—
Net change in time deposits with terms of three months	(85,380,462)	(216,493,992)	(246,295,721)	(33,764,116)	(563,980,613)	74,476,020	10,209,747
Placement/rollover of matured time deposits	(655,105,518)	(201,035,000)	(270,000,000)	(37,013,681)	(1,600,926,277)	(636,577,729)	(87,266,982)
Uplift of matured time deposits	655,507,938	598,179,141	655,105,518	89,806,914	1,125,107,444	1,530,798,027	209,853,594
Net increase in other assets	583,578	(2,306)	(89,786)	(12,309)	(36,077,586)	(87,737)	(12,028)

Net cash provided by (used in) investing activities	(117,890,764)	160,467,477	886,440,933	121,520,156	(1,218,242,458)	866,474,074	118,782,945

Cash flows from financing activities:
Minority interests	400,046	—	282,162	38,681	400,046	282,162	38,681
Proceeds from employees exercising stock options	207,554	20,819,202	1,618,804	221,918	44,127,417	43,232,921	5,926,702
Repurchase of company shares	(336,251,381)	(231,914,175)	(36,478,319)	(5,000,729)	(873,406,019)	(1,003,747,328)	(137,601,421)
Payment of other long-term pay able	—	—	—	—	(177,256)	(177,256)	(24,300)

Net cash used in financing activities	(335,643,781)	(211,094,973)	(34,577,353)	(4,740,130)	(829,055,812)	(960,409,501)	(131,660,338)

Effect of exchange rate changes on cash held in foreign currencies	(8,871,965)	(3,525,100)	(1,064,010)	(145,863)	(28,078,078)	(9,622,700)	(1,319,154)
Net increase (decrease) in cash	69,117,149	285,061,376	1,277,399,305	175,115,744	(479,267,555)	1,276,344,295	174,971,115
Cash, beginning of the quarter/year	1,137,359,377	920,360,140	1,205,421,516	165,248,474	1,685,744,081	1,206,476,526	165,393,103

Cash, end of the quarter/year	1,206,476,526	1,205,421,516	2,482,820,821	340,364,218	1,206,476,526	2,482,820,821	340,364,218

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of refund/(net tax refund)	16,946,423	19,457,537	(9,165,960)	(1,256,540)	125,238,532	71,797,010	9,842,488
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	282,862,720	237,971,707	121,821,189	16,700,188	684,603,920	1,192,549,427	163,483,868
Fixed asset purchases financed by accounts payable	20,051,899	11,313,407	6,112,886	838,002	20,051,899	6,112,886	838,002

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Q uarter Ended				Year Ended
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007

	RMB	RMB	RMB	USD(Note 1)	RMB	RMB	USD(Note 1)
Revenues:
Online game services	451,586,343	468,651,024	506,968,240	69,499,114	1,856,062,971	1,932,634,947	264,940,497
Advertising services	72,087,480	85,478,302	98,055,630	13,442,222	285,772,653	305,057,556	41,819,641
Wireless value-added services and others	16,632,276	16,946,709	17,026,320	2,334,099	75,406,121	68,018,461	9,324,495

Total revenues	540,306,099	571,076,035	622,050,190	85,275,435	2,217,241,745	2,305,710,964	316,084,633

Business taxes:
Online game services	20,578,370	(15,465,484)	(16,729,952)	(2,293,471)	(25,769,359)	(63,776,953)	(8,743,036)
Advertising services	(6,127,436)	(7,265,655)	(8,334,729)	(1,142,589)	(24,290,676)	(25,929,892)	(3,554,669)
Wireless value-added services and others	(627,262)	(689,717)	(696,419)	(95,470)	(2,822,240)	(2,717,355)	(372,517)

Total business taxes	13,823,672	(23,420,856)	(25,761,100)	(3,531,530)	(52,882,275)	(92,424,200)	(12,670,222)

Net revenues:
Online game services	472,164,713	453,185,540	490,238,288	67,205,643	1,830,293,612	1,868,857,994	256,197,461
Advertising services	65,960,044	78,212,647	89,720,901	12,299,633	261,481,977	279,127,664	38,264,972
Wireless value-added services and others	16,005,014	16,256,992	16,329,901	2,238,629	72,583,881	65,301,106	8,951,978

Total net revenues	554,129,771	547,655,179	596,289,090	81,743,905	2,164,359,470	2,213,286,764	303,414,411

Cost of revenues:
Online game services	(45,733,082)	(48,094,598)	(45,658,298)	(6,259,191)	(178,676,915)	(187,411,229)	(25,691,776)
Advertising services	(32,636,526)	(35,946,007)	(43,104,579)	(5,909,108)	(125,183,293)	(143,676,057)	(19,696,221)
Wireless value-added services and others	(19,037,040)	(21,670,109)	(19,507,818)	(2,674,282)	(77,437,973)	(84,365,760)	(11,565,509)

Total cost of revenues	(97,406,648)	(105,710,714)	(108,270,695)	(14,842,581)	(381,298,181)	(415,453,046)	(56,953,506)

Gross profit (loss)
Online game services	426,431,631	405,090,942	444,579,990	60,946,452	1,651,616,697	1,681,446,765	230,505,685
Advertising services	33,323,518	42,266,640	46,616,322	6,390,525	136,298,684	135,451,607	18,568,751
Wireless value-added services and others	(3,032,026)	(5,413,117)	(3,177,917)	(435,653)	(4,854,092)	(19,064,654)	(2,613,531)

Total gross profit	456,723,123	441,944,465	488,018,395	66,901,324	1,783,061,289	1,797,833,718	246,460,905

Gross profit (loss) margin
Online game services	90.3%	89.4%	90.7%	90.7%	90.2%	90.0%	90.0%
Advertising services	50.5%	54.0%	52.0%	52.0%	52.1%	48.5%	48.5%
Wireless value-added services and others	(18.9)%	(33.3)%	(19.5)%	(19.5)%	(6.7)%	(29.2)%	(29.2)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2946 on December 31, 2007 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Q uarter Ended				Year Ended
	December 31, 2006	September 30, 2007	December 31, 2007	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2007

	RMB	RMB	RMB	USD(Note 1)	RMB	RMB	USD(Note 1)
Share-based compensation cost included in:
Cost of revenue	3,650,046	4,110,297	3,444,268	472,167	16,614,309	14,890,378	2,041,288
Operating expenses
- Selling and marketing expenses	4,943,118	3,716,654	3,043,367	417,208	21,147,343	14,357,336	1,968,214
- General and administrative expenses	8,940,057	8,824,199	7,822,539	1,072,374	37,360,433	33,887,323	4,645,535
- Research and development expenses	5,522,287	9,421,283	7,749,998	1,062,429	26,164,591	32,293,138	4,426,992